Filed by Green Dot Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Green Dot Corporation
Commission File No.: 001-34819
Date: December 15, 2025

The following email was sent to certain employees of Green Dot Corporation on December 11, 2025.

As shared in our recent All Hands meeting with Bill Smith and Kenneth Till, we are committed to retaining and incentivizing our talented employees, which includes delivering competitive long-term incentive opportunities. We are writing today to outline the anticipated treatment of outstanding Green Dot equity awards upon the closing of the transactions (the “closing”) with CommerceOne and Smith Ventures.

The examples below are for illustrative purposes only, and the treatment of Green Dot equity awards at closing will be governed by the terms of the merger agreement and separation agreement with CommerceOne and Smith Ventures, respectively. Note that the closing remains subject to the satisfaction of customary closing conditions, and the treatment of outstanding equity awards will depend upon whether an employee joins the Green Dot Bank or the Payments company.  Decisions regarding allocations will be communicated at a later date.

Both the Bank and the Payments company are developing additional incentive programs designed to retain and compensate top performers, details of which will be communicated at a later date.

In the meantime, please do not hesitate to reach out to HR with any questions regarding this notice.

RSUs Vesting on or Before June 30, 2026

Treatment and Timing: At the closing, unvested restricted stock units that are not subject to any performance-based vesting conditions (“RSUs”) and that are scheduled to vest on or before June 30th, 2026, will fully vest and be cancelled and converted automatically into the right to receive, in respect of each Green Dot share underlying such RSU, 0.2215 shares of New CommerceOne stock plus $8.11 in cash, subject to adjustment as provided in the merger agreement (the “merger consideration”).

What You Receive: For each share underlying such an RSU, you will receive the merger consideration and cash in-lieu-of fractional shares, subject to applicable withholding and without interest (subject to any required delay due to Section 409A).

Additional Details: Eligibility is contingent upon continued service through the closing.

Example for illustrative purposes only:

	Split
Green Dot Shares Underlying RSUs	Cash Consideration	New CommerceOne Common Stock
100	100	100
Merger Consideration	$8.11	0.2215
	$811.00	22

RSUs Vesting after June 30, 2026 – Bank Employees Only

Treatment and Timing: At the closing, unvested RSUs that are not scheduled to vest in accordance with their terms on or before June 30th, 2026 and are held by employees remaining with the Bank will be converted into New CommerceOne RSUs.

What You Receive: Bank employees will receive a New CommerceOne RSU in respect of New CommerceOne shares.  The number of New CommerceOne shares underlying the New CommerceOne RSU will be determined by reference to the value of the merger consideration.

Additional Details: The New CommerceOne RSUs will be subject to by the same vesting terms as your original Green Dot RSUs. Eligibility is generally contingent upon continued service through the applicable vesting date, subject to the terms and conditions of the award agreement evidencing such Green Dot RSU.

RSUs Vesting after June 30, 2026 – Payments Employees Only

Treatment and Timing: At the closing, unvested RSUs that are not scheduled to vest in accordance with their terms on or before June 30th, 2026 and are held by Payments employees will be cancelled for no consideration in respect thereof.

What You Receive: Smith Ventures understands the importance of long-term incentives to retain employees, and is working to develop its own long-term incentive plan. Additionally, Green Dot will establish a cash retention program prior to the closing in order to incentivize and retain talent.

Additional Details: These cash retention awards will vest annually in three equal installments on the first, second and third anniversaries of the closing. Eligibility is generally contingent upon continued service.

PRSUs granted in 2023 and 2024

Treatment and Timing:  Performance-based restricted stock units (“PRSUs”) granted in 2023 are expected to their course and performance will be measured in the ordinary course pre-closing. PRSUs granted in 2024 will be cancelled at closing for no consideration.

What You Receive: 2023 PRSUs will continue to vest in the ordinary course, based on actual performance through the end of the 2025 fiscal year.  2024 PRSUs will be cancelled at closing for no consideration.

PRSUs granted in 2025

Treatment and Timing: At the closing, PRSUs granted in 2025 will fully vest and be cancelled and converted automatically into the right to receive the merger consideration in respect of each Green Dot share underlying such PRSU. The number of shares underlying each such PRSU will be determined by deeming the 2025 performance period achieved at 150% of target, and each of the 2026 and 2027 performance periods achieved at 100% of target.

What You Receive: For each share underlying such a PRSU, you will receive the merger consideration and cash in-lieu-of fractional shares, subject to applicable withholding and without interest (subject to any required delay due to Section 409A).

Additional Details: Eligibility is contingent upon continued service.

Example for illustrative purposes only:

Total Green Dot PRSUs Granted: 300

Deemed Performance (Green Dot Shares underlying PRSU):

•	Tranche 1 Shares Vesting: 100 *150% = 150

•	Tranche 2 Shares Vesting: 100 *100% = 100

•	Tranche 3 Shares Vesting: 100 *100% = 100

Green Dot Shares underlying PRSU with Deemed Performance Applied: 350

	Split
Green Dot Shares Underlying PRSUs	Cash Consideration	New CommerceOne Common Stock
350	350	350
Merger Consideration	$8.11	0.2215
	$2,838.50	77

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of  Green Dot Corporation (“Green Dot”), CommerceOne Financial Corporation (“CommerceOne”), and affiliates of Smith Ventures LLC (“Smith Ventures”), including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of Compass Sub North, Inc. (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions) following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or separation agreement among Green Dot and affiliates of CommerceOne or Smith Ventures, as applicable, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or  maintain liquidity, funding, and capital; the impact, extent and timing of technological changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the Securities and Exchange Commission (the “SEC”), including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Transaction and Where to Find It

New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions.  The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne.  The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or New CommerceOne through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.

Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transactions.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,”  “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.